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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              JUST LIKE HOME, INC.
                                (NAME OF ISSUER)


                          COMMON STOCK, $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)


                                    48213Q104
                                 (CUSIP NUMBER)


                                JOHN F. ROBENALT
                            C/O JUST LIKE HOME, INC.
                            2440 TAMIAMI TRAIL NORTH
                             NOKOMIS, FLORIDA 34275
                                 (941) 966-3636
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 APRIL 10, 1997
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

===========================================================================================================================
CUSIP No. 48213Q104
===========================================================================================================================
---------------------------------------------------------------------------------------------------------------------------
               1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
                       Persons.......John F. Robenalt, ###-##-####
---------------------------------------------------------------------------------------------------------------------------
               2)      Check the Appropriate Box if a Member of a Group
                       (See Instructions)
                       (a)..............................................................................................[X]
                       (b)..............................................................................................[ ]
---------------------------------------------------------------------------------------------------------------------------
               3)      SEC Use Only........................................................................................
---------------------------------------------------------------------------------------------------------------------------
               4)      Source of Funds (See Instructions)................................................................PF
---------------------------------------------------------------------------------------------------------------------------
               5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
                       or 2(e)..........................................................................................[ ]
---------------------------------------------------------------------------------------------------------------------------
               6)      Citizenship or Place of Organization..............................................................US
---------------------------------------------------------------------------------------------------------------------------
               7)      Sole Voting Power..................................................................................0
 Number
of Shares     -------------------------------------------------------------------------------------------------------------
neficially     8)      Shared Voting Power........................................................................2,577,500
  Owned
 by Each      -------------------------------------------------------------------------------------------------------------
Reporting      9)      Sole Dispositive Power.......................................................................102,500
 Person
  With        -------------------------------------------------------------------------------------------------------------
              10)      Shared Dispositive Power...........................................................................0
---------------------------------------------------------------------------------------------------------------------------
              11)      Aggregate Amount Beneficially Owned by Each Reporting Person...............................2,577,500
---------------------------------------------------------------------------------------------------------------------------
              12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
                       Instructions)....................................................................................[X]
---------------------------------------------------------------------------------------------------------------------------
              13)      Percent of Class Represented by Amount in Row (11).............................................36.4%
---------------------------------------------------------------------------------------------------------------------------
              14)      Type of Reporting Person (See Instructions).......................................................IN

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

===========================================================================================================================
CUSIP No. 48213Q104
===========================================================================================================================
---------------------------------------------------------------------------------------------------------------------------
               1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
                       Persons.......Elizabeth A. Conard, ###-##-####
---------------------------------------------------------------------------------------------------------------------------
               2)      Check the Appropriate Box if a Member of a Group
                       (See Instructions)
                       (a)..............................................................................................[X]
                       (b)..............................................................................................[ ]
---------------------------------------------------------------------------------------------------------------------------
               3)      SEC Use Only........................................................................................
---------------------------------------------------------------------------------------------------------------------------
               4)      Source of Funds (See Instructions)................................................................PF
---------------------------------------------------------------------------------------------------------------------------
               5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
                       or 2(e)..........................................................................................[ ]
---------------------------------------------------------------------------------------------------------------------------
               6)      Citizenship or Place of Organization..............................................................US
---------------------------------------------------------------------------------------------------------------------------
               7)      Sole Voting Power..................................................................................0
 Number
of Shares     -------------------------------------------------------------------------------------------------------------
neficially     8)      Shared Voting Power........................................................................2,577,500
  Owned
 by Each      -------------------------------------------------------------------------------------------------------------
Reporting      9)      Sole Dispositive Power.....................................................................2,475,000
 Person
  With        -------------------------------------------------------------------------------------------------------------
              10)      Shared Dispositive Power...........................................................................0
---------------------------------------------------------------------------------------------------------------------------
              11)      Aggregate Amount Beneficially Owned by Each Reporting Person...............................2,577,500
---------------------------------------------------------------------------------------------------------------------------
              12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
                       Instructions)....................................................................................[ ]
---------------------------------------------------------------------------------------------------------------------------
              13)      Percent of Class Represented by Amount in Row (11).............................................36.4%
---------------------------------------------------------------------------------------------------------------------------
              14)      Type of Reporting Person (See Instructions).......................................................IN

---------------------------------------------------------------------------------------------------------------------------

            This Schedule 13D is filed by John F. Robenalt and Elizabeth A. Conard, who constitute a group for purposes of Rule 13(d)(3) of the Securities Exchange Act of 1934, as amended, by virtue of the Shareholders Agreement dated February 13, 1997, among Just Like Home, Inc. (the "Company"), Mr. Robenalt and Ms. Conard (the "Shareholders Agreement"). The Shareholders Agreement became effective on April 10, 1997, as a result of the effectiveness of the merger (the "Merger") of Community Assisted Living Centers, Inc., a Florida corporation ("Community"), into a wholly-owned subsidiary of the Company.

ITEM 1.           SECURITY AND ISSUER

            This statement relates to the common stock, $.001 par value (the "Common Stock"), of the Company. The name and address of the principal executive offices of the Company are: Just Like Home, Inc., 2440 Tamiami Trail North, Nokomis, Florida 34275.

ITEM 2.           IDENTITY AND BACKGROUND

            (a)     This statement is filed by John F. Robenalt and Elizabeth
A. Conard, who constitute a group for purposes of Regulation 13D.

            (b) The business address of each of Mr. Robenalt and Ms. Conard is: c/o Just Like Home, Inc., 2440 Tamiami Trail North, Nokomis, Florida 34275.

            (c) Mr. Robenalt is the President, Chief Executive Officer and Chief Operating Officer of the Company and a member of the Board of Directors of the Company. Ms. Conard is the Executive Vice President, Training and Government Relations of the Company, and the President of Just Like Family, Inc., a wholly-owned subsidiary of the Company, and a member of the Board of Directors of the Company.

            (d)     Not applicable.

            (e)     Not applicable.

            (f)     Mr. Robenalt and Ms. Conard are United States citizens.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            All of the 2,475,000 shares of Common Stock of the Company owned by Ms. Conard were acquired by her with personal funds.

            Prior to April 10, 1997, Mr. Robenalt held 20,000 shares of common stock of Community, which shares he acquired with personal funds. On the effective date of the Merger of Community into a wholly-owned subsidiary of the Company, Mr. Robenalt received 30,000 shares of Common Stock of the Company in cancellation of his shares of Community common stock. Also on April 10, 1997, Mr. Robenalt purchased an additional 50,000 shares of Common Stock of the Company in a private placement offering by the Company, which purchase was with personal funds of Mr. Robenalt. The shares held by various trusts for the benefit of the minor children of Mr. Robenalt, described further in Item 5 below, were also acquired as a result of the Community Merger. Mr. Robenalt and his spouse funded these trusts with their personal funds.

ITEM 4.           PURPOSE OF TRANSACTION

            The purpose of the Shareholders Agreement is for Mr. Robenalt to acquire effective operating control of the Company for the 5-year term of the Shareholders Agreement. Mr. Robenalt intends to use his position as a director, President, Chief Executive Officer and Chief Operating Officer of the Company and his right under the Shareholders Agreement to select a majority of the members of the Board of Directors to influence or control all aspects of the operations and management of the Company.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

            (a) Mr. Robenalt and Ms. Conard beneficially own 2,577,500 shares of Common Stock, which constitutes approximately 36.4% of the outstanding Common Stock of the Company based upon the reported outstanding shares of Common Stock in the Company's most recent Form 10-KSB.

            (b) The following table sets forth the shares of Common Stock owned of record by Mr. Robenalt and Ms. Conard and the shares as to which each has sole dispositive power and shared voting power. Neither Mr. Robenalt nor Ms. Conard has sole voting power with respect to any of the shares held of record by either under the terms of the Shareholders Agreement. Each of Mr. Robenalt and Ms. Conard retains sole dispositive power of the shares held of record by each under the terms of the Shareholders Agreement.

                                            HELD OF          SOLE DISPOSITIVE         SHARED VOTING
                                            RECORD                 POWER                 POWERS
                                            -------          ----------------         --------------
John F. Robenalt                             102,500(1)            102,500(1)           2,577,500(1)

Elizabeth A. Conard                        2,475,000             2,475,000              2,577,500

---------------
(1) Includes 22,500 shares of Common Stock held by various trusts for the benefit of Mr. Robenalt's minor children, for which trusts Mr. Robenalt acts as trustee. Does not include 297,500 shares of Common Stock held by Vancene F. Robenalt, the wife of Mr. Robenalt, as to which shares Mr. Robenalt disclaims beneficial ownership. Ms. Robenalt is the Vice President, Construction, of the Company.

            (c) Mr. Robenalt has acquired all 102,500 shares of Common Stock held of record by him within the last 60 days, as described in Item 3, above. Ms. Conard has not acquired any shares of Common Stock in the last 60 days.

            (d) The trusts for the minor children of Mr. Robenalt, which own an aggregate of 22,500 shares of Common Stock, have the right to receive dividends, if any, on and the proceeds of any sale of the Common Stock held by those trusts. Mr. Robenalt is the trustee of each of those trusts.

            (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The Merger Agreement whereby Community merged into a subsidiary of the Company provided that upon the effective date of the Merger, a majority of the members of the Board of Directors of the Company would be selected by Mr. Robenalt. The Merger Agreement further provided that substantially all the executive officers of Community prior to the Merger would become the executive officers of the Company at the effective time of the Merger. On April 10, 1997, the effective date of the Merger, Mr. Robenalt became the President, Chief Executive Officer and Chief Operating Officer of the Company, and the other executive officers of Community assumed their positions as executive officers of the Company. On April 15, 1997, Mr. Robenalt and two other persons designated by him were named to the Board of Directors, filling three of the seven positions on the Board.

            In accordance with the Merger Agreement, Mr. Robenalt, Ms. Conard and the Company entered into the Shareholders Agreement. Under the Shareholders Agreement, Ms. Conard and Mr. Robenalt agree to vote the shares of the Company's Common Stock held by each to elect to the Board of Directors of the Company a majority of individuals selected by Mr. Robenalt. After the effective time of the Merger, Mr. Robenalt designated three of the six members of the Board of Directors of the Company. There is one vacancy on the Board, which vacancy will be filled at the annual meeting of shareholders. Under the Shareholders Agreement, Ms. Conard and Mr. Robenalt will vote their shares for a candidate for that seventh position selected by Mr. Robenalt.

            The Shareholders Agreement also provides that Ms. Conard and Mr. Robenalt will vote their shares on any other matter submitted to a vote of the shareholders of the Company as they mutually agree. If they are unable to reach a mutually satisfactory agreement on the manner in which the shares will be voted (other than for the election of directors), the full Board of Directors of the Company will mediate the disagreement, and if that mediation is not successful, an independent arbitrator will resolve the disagreement.

            The Shareholders Agreement will expire on April 10, 2002. If Mr. Robenalt dies or becomes disabled so as not to be able to perform his duties as chief executive officer of the Company during the term of the Shareholders Agreement, Ronald O. Braun, the Chairman of the Board of Community prior to the Merger and the Co-Chairman of the Board of the Company after the Merger, will have the right to substitute all shares owned by him for the shares of Mr. Robenalt covered by the Shareholders Agreement, and Mr. Braun will assume the responsibilities of Mr. Robenalt for the remaining term of the Shareholders Agreement. Mr. Braun is not a member of the group filing this statement until such time, if ever, his shares of Common Stock become subject to the Shareholders Agreement, and he has not joined in the filing of this statement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

            The following agreements are filed with this statement or incorporated herein by reference:

            1. Shareholders Agreement dated February 13, 1997, among Just Like Home, Inc., John F. Robenalt and Elizabeth A. Conard is incorporated by reference to Exhibit 10(m) to the Company's report on Form 10-KSB for the year ended December 31, 1996.

                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


            April 18, 1997             /s/  John F. Robenalt
                                       ---------------------
                                       JOHN F. ROBENALT


            April 18, 1997             /s/  Elizabeth A. Conard
                                       ------------------------
                                       ELIZABETH A. CONARD